Exhibit 12(a)

XEROX CREDIT CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions)

	(unaudited) Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Income before income taxes	$53	$52	$71	$89	$142	$91	$137

Fixed Charges:
Interest Expense
Xerox debt	—	—	—	—	—	—	13
Other debt	41	39	54	64	127	298	279

Total fixed charges	41	39	54	64	127	298	292

Earnings available for fixed charges	$94	$91	$125	$153	$269	$389	$429

Ratio of earnings to fixed charges (1)	2.29	2.33	2.31	2.39	2.12	1.31	1.47

(1)	The ratio of earnings to fixed charges has been computed by dividing total earnings available for fixed charges by total fixed charges.